manatt

manatt | phelps | philips

VIA EDGAR

September 8, 2011

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChromaDex Corporation
Preliminary Proxy Statement

Filed August 29, 2010
File No. 000-53290

Dear Mr. Riedler:

On behalf of ChromaDex Corporation, a Delaware corporation (the “Company”), we are hereby providing the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Frank L. Jaksch, Jr. of the Company, dated September 7, 2011 with respect to the above-referenced Preliminary Proxy Statement (the “Commission’s Letter”).

For convenience of reference, the Staff’s comment contained in the Commission’s Letter is reprinted below in italics, and is followed by the corresponding response of the Company.

Holders of Record

1.

We note the statement in your 10-K for the fiscal year ended January 1, 2011 that there were 567 holders of record of your common stock as of February 16, 2011. In your preliminary proxy statement filed on August 29, 2011, however, you state that there were only 87 holders of record as of August 26, 2011. Please advise us of the circumstances that occurred which resulted in the number of record holders declining from 567 to 87 between February 16, 2011 and August 29, 2011. In addition, please tell us what consideration you gave to compliance with the “going-private” requirements of Rule 13e-3.

The Company has confirmed that the number of holders of record included in the Form 10-K for the fiscal year ended January 1, 2011 was calculated to inadvertently include beneficial holders of the Company’s common stock in addition to the holders of record.  The correct number as of February 16, 2011, as calculated in accordance with Rule 12g5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was 137 and not 567.

In addition, the Company has confirmed that the number of holders of record that should be noted in the above-referenced Preliminary Proxy Statement is 144.  The Preliminary Proxy Statement references the number of registered holders rather than the number of holders of record.  The Company will correct this reference in the Definitive Proxy Statement to be filed with the Commission to clarify that there are “144 holders of record.”

With respect to compliance with Rule 13e-3 of the Exchange Act, the Company confirms that the purpose of the reverse stock split proposal contained in the Preliminary Proxy Statement is not to produce, directly or indirectly, any of the effects outlined in Rule 13e-3(a)(3)(ii).  Furthermore, based on the current number of holders of record being 144 (and therefore well below 300), the Company believes there is no reasonable likelihood, directly or indirectly, of the reverse stock split producing such effects.

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We thank the Staff for its attention to the Company’s filing.  If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 714-338-2710.

Very truly yours,

/S/ MATTHEW S. O’LOUGHLIN

Matthew S. O’Loughlin

cc:           Laura Crotty, Division of Corporation Finance

Frank L. Jaksch, Jr.

Tom Varvaro

Craig D. Miller, Esq.